Exhibit 99.2

QUEST CAPITAL CORP.

Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

	June 30,	December 31,	June 30,
	2009	2008	2008
	$	$	$
assets
Cash deposits	3,136	1,621	3,101
Restricted cash (note 5)	1,911	4,014	8,763
Loans receivable (note 6)	349,810	372,084	350,419
Income tax receivable	77	190	-
Future income tax (note 11)	5,907	4,944	2,981
Premises and equipment (note 7)	601	744	814
Intangible assets (note 7)	152	118	115
Other assets	858	540	346
	362,452	384,255	366,539
liabilities
Accounts payable and accrued liabilities (note 12)	3,072	3,079	3,559
Preferred share liability (note 10)	39,007	38,724	-
Non-recourse loan syndication (note 6(h))	28,394	-	-
Revolving debt facility (note 8)	-	50,153	66,010
Income tax payable	-	-	45
Future income tax (note 11)	646	841	879
Asset retirement obligation (note 9)	376	459	522
	71,495	93,256	71,015

shareholders’ equity
Share capital (note 10)	209,256	207,161	207,161
Contributed surplus (note 10)	8,714	7,954	7,474
Retained earnings	72,987	75,884	80,889
	290,957	290,999	295,524
	362,452	384,255	366,539

Commitments and contingencies (notes 6(e) and 13)
Subsequent event (note 21)
Approved by the Board of Directors

“Brian E. Bayley”	Director	“A. Murray Sinclair”	Director
Brian E. Bayley		A. Murray Sinclair

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
	$	$	$	$
Retained earnings - beginning of period	77,267	79,968	75,884	76,539

Net (loss) income for the period	(4,280)	7,526	(2,897)	14,625

Dividends	-	(6,605)	-	(10,275)

Retained earnings - end of period	72,987	80,889	72,987	80,889

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
	$	$	$	$
Interest income	6,478	11,549	15,175	22,680
Interest expense	(2,225)	(726)	(4,349)	(1,149)
Syndication expense (note 6(h))	(371)	-	(371)	-
Net interest income	3,882	10,823	10,455	21,531
Provision for loan losses (note 6(d))	(5,884)	(246)	(8,481)	(450)
Net interest (loss) income after provision for loan losses	(2,002)	10,577	1,974	21,081
Other
Syndication and other income (note 12)	16	114	29	234
Loss on sale of loan	(325)	-	(325)	-
Net interest and other	(2,311)	10,691	1,678	21,315

Non-interest expense
Salaries and benefits (note 20)	2,411	1,429	3,285	2,670
Stock-based compensation (note 10(e))	113	268	313	540
Office and other	524	452	925	1,038
Legal and professional services	289	258	511	980
Regulatory and shareholder relations	219	155	315	358
Directors’ fees	50	65	95	118
Resource asset related expenses	56	11	141	74
	3,662	2,638	5,585	5,778
(Loss) income before income taxes	(5,973)	8,053	(3,907)	15,537
Income tax (recovery) expense (note 11)
Current	22	-36	116	28
Future	(1,715)	563	(1,126)	884
	(1,693)	527	(1,010)	912
Net (loss) income for the period	(4,280)	7,526	(2,897)	14,625
Other comprehensive income	-	-	-	-
Comprehensive (loss) income for the period	(4,280)	7,526	(2,897)	14,625
(Loss) earnings per share
Basic	0	0	0	0
Diluted	0	0	0	0
Weighted average number of shares outstanding
Basic	150,142,785	146,789,711	148,203,726	146,789,711
Diluted	150,142,785	146,839,776	148,203,726	147,315,821

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
	$	$	$	$
Cash flows from operating activities
Net (loss) income for the period	(4,280)	7,526	(2,897)	14,625
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment and intangible assets	85	70	174	146
Future income taxes	(1,715)	563	(1,126)	884
Stock-based compensation	113	268	313	540
Preferred share interest paid in common shares	1,361	-	1,361	-
Provision for loan losses	5,884	246	8,481	450
Loss on sale of loan	325	-	325	-
Amortization of deferred interest and loan fees	(543)	(1,281)	(1,493)	(2,931)
Deferred interest and loan fees (written-off) received	(32)	1,685	141	4,241
Amortization of syndication costs	413	-	413	-
Amortization of financing costs	659	83	968	164
Accretion expense	7	8	14	17
Expenditures for reclamation and closure	(64)	(39)	(97)	(67)
Decrease (increase) in prepaid and other	(18)	142	56	22
Increase (decrease) in accounts payables and accrued liabilities	380	(3,074)	1,174	(3,522)
Decrease in income tax receivable	14	-	113	-
Decrease in income tax payable	-	(120)	-	(143)
	2,589	6,081	7,920	14,426
Cash flows from (used in) financing activities
Dividends paid – common shares	-	(6,605)	-	(10,275)
Non-recourse syndication
Advances	30,000	-	30,000	-
Repayments	(1,418)	-	(1,418)	-
Financing costs	(600)	-	(600)	-
Revolving debt facility
Advances	-	72,710	4,000	99,210
Repayments	(46,860)	(21,700)	(54,860)	(32,700)
Financing costs	(382)	-	(382)	(664)
Repayment of other debt facility	-	(25,000)	-	(26,365)
	(19,260)	19,405	(23,260)	29,206
Cash flows from (used in) investing activities
Activity in loans
Funded	(7,731)	(62,043)	(18,747)	(123,736)
Repayments	25,186	39,030	37,582	51,864
Other	(2,519)	(969)	(4,016)	(2,597)
Purchases of premises and equipment	-	(18)	-	(120)
Intangible assets acquired	-	(115)	(68)	(115)
Decrease (increase) in restricted cash	869	(178)	2,037	3,745
	15,805	(24,293)	16,788	(70,959)
Unrealized foreign exchange loss on cash held in foreign subsidiary	127	14	67	(56)
(Decrease) increase in cash deposits	(739)	1,207	1,515	(27,383)
Cash deposits - beginning of period	3,875	1,894	1,621	30,484
Cash deposits – end of period	3,136	3,101	3,136	3,101

Supplemental cash flow information (note 18)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

1       Nature of operations
Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings.  The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes.  A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

2       Basis of presentation
The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These interim unaudited consolidated financial statements should be read in conjunction with the Company’s 2008 audited annual financial statements and notes.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

3       Significant accounting policies
These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation, 0854558 BC Ltd., 08454559 BC Ltd., 0854560 BC Ltd., 0854561 BC Ltd. and its 75% proportionate joint venture interest in the Castle Mountain property.

4       Change in accounting policies

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  This standard is effective for our fiscal year beginning January 1, 2009.  Adoption of this EIC did not have a significant effect on the company’s consolidated interim financial statements.

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3064 “Goodwill and Intangible Assets”. The adoption of this standard did not have a significant impact on the Company’s consolidated interim financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

5       Restricted cash
Restricted cash comprises:

	June 30,	December 31,	June 30,
	2009	2008	2008
	$	$	$
Castle Mountain	1,353	1,755	1,899
Interest on loans receivable (held in trust)	558	2,259	6,864
Total	1,911	4,014	8,763
a)     Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,166 ($1,353) as at June 30, 2009 (December 31, 2008 – US$1,441 ($1,755), June 30, 2008 US$1,859 ($1,899)) in a fund to fulfill reclamation and closure obligations at its’ Castle Mountain property.

b)     Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves.  These amounts are applied as interest payments become due.  Amounts held in trust relating to unearned interest are reported as restricted cash.

6       Loans receivable

a)   Loans and allowance for loan losses

Loans receivable as at June 30, 2009:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal	364,241	17,901	-	17,901	346,340
Bridge loan principal	4,468	2,097	-	2,097	2,371
Accrued interest and deferred loan fees	1,099	-	-	-	1,099
	369,808	19,998	-	19,998	349,810

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

    Loans receivable as at December 31, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal	382,481	12,399	-	12,399	370,082
Bridge loan principal	5,106	1,336	-	1,336	3,770
Accrued interest and deferred loan fees	(1,768)	-	-	-	(1,768)
	385,819	13,735	-	13,735	372,084

  Loans receivable as at June 30, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal	340,648	-	426	426	340,222
Bridge loan principal	18,846	-	24	24	18,822
Accrued interest and deferred loan fees	(8,625)	-	-	-	(8,625)
	350,869	-	450	450	350,419

b)    Past due loans that are not impaired
Loans are classified as past due when a loan is outstanding past the scheduled maturity or payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Loans past maturity date:
Days Outstanding	Number	June 30,	Number	December 31,	Number	June 30,
Past Maturity	of Loans	2009	of Loans	2008	of Loans	2008
		$	$	$	$	$
1 – 30 days	1	5423	-	-	1	4173
31 – 60 days	1	643	1	8090	-	-
61 – 90 days	-	-	2	28514	2	9615
	2	6066	3	36604	3	13788

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Loans past payment date:

Days Outstanding Past Payment Date	Number of Loans	June 30, 2009	Number of Loans	December 31, 2008	Number of Loans	June 30, 2008
			$		$	$
1 – 30 days	-	-	1	5,337	-	-
31 – 60 days	-	-	-	-	-	-
61 – 90 days	-	-	-	-	-	-
	-	-	-	5,337	-	-

The principal collateral and other forms of collateral that the Company holds as security for the loans includes real property and other assets, including securities, cash and borrower guarantees. Valuations of the collateral are periodically updated depending on the nature of the collateral.

The estimated fair value of the collateral of the past due loans that are not impaired is in excess of the carrying value of these loans as at June 30, 2009.

c)	Loans renegotiated or renewed during the period

The Company is requesting repayment of all loans at maturity.  In certain instances the Company may choose to renegotiate or renew loans instead of enforcing its security on loans which have not been repaid.  Loans whose terms have been renegotiated are no longer considered to be past due but are considered to be in good standing and are therefore treated as performing loans.

Given current adverse economic conditions and a lack of market take-out financing options for certain of the Company’s loan borrowers, management uses its market knowledge in considering the most appropriate measures to achieve preservation of capital. As these borrowers are unable to repay their loans, the Company takes measures which may include changes in contractual maturity dates or interest terms, receipt of additional collateral, borrower personal guarantees or principal reductions.

During the six months ended June 30, 2009, four loans with an outstanding principal of $37,923 were renegotiated or renewed.  None of the loans were assessed by management as requiring a specific loan loss provision as at June 30, 2009 based on a comparison of estimated collateral value and/or expected future cashflows with the outstanding carrying value of the loans.

d)	Impaired loans and allowances for loan losses

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is non-performing. Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loans and accordingly such loans are no longer classified as impaired.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Alternatively, the Company may restructure a loan to bring it into good standing and, if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

The Company’s impaired loans and specific allowances are as follows:

	June 30, 2009		December 31, 2008		June 30, 2008
	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount
			$		$	$
Impaired loans with specific allowances	12	95,058	10	56,544	-	-
Specific allowances		(19,998)		(13,735)		-
	12	75,060	10	42,809	-	-
Impaired loans without specific allowances	5	67,268	4	47,180	3	12,391
Total impaired loans, net of specific allowances	17	142,328	14	89,989	3	12,391

At June 30, 2009, the total estimated fair value of the collateral of impaired loans with specific allowances is $91,119 (December 31, 2008-$48,100, June 30, 2008-$nil) and for impaired loans without specific allowances is $79,925 (December 31, 2008 - $79,222, June 30, 2008 - $20,538). Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals, and management’s knowledge of the collateral, credit and real estate markets.  In assessing the adequacy of the specific loan loss provision management takes into account likely realizable values, legal costs and incorporates a time value and credit risk component into estimated future cashflows.

The Company has recorded specific allowances for loan losses as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	$	$	$	$
Balance – beginning of period	16,332	-	13,735	-
Provision for loan losses	5,843	-	8,440	-
Direct write-offs	(2,177)	-	(2,177)	-
Balance – end of period	19,998	-	19,998	-

During the six month period ended June 30, 2008, the Company began providing for a general allowance for loan losses to reflect probable, but unidentified losses in the portfolio.  However, at June 30, 2009 and December 31, 2008, the Company performed a comprehensive review of its loan portfolio to determine specific allowances for each loan and as such, a general allowance is not required.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

The Company has recorded general allowances for loan losses as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	$	$	$	$
Balance – beginning of period	-	204	-	-
General allowance for the period	-	246	-	450
Balance – end of period	-	450	-	450

e)	Loan commitments

At June 30, 2009, the Company has loan commitments for future advances on construction loans of up to $27,697 of which $22,233 is scheduled for 2009, and $5,464 in 2010.  However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, and no material adverse changes in the assets, business or ownership of the borrower and other terms.

f)	Composition of loan portfolio

The following table indicates the composition of the Company’s loans by sector as follows:

	June 30, 2009		December 31, 2008		June 30, 2008
	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding
			$		$	$
Land under development	20	177,262	21	172,076	20	148,841
Real estate – residential	2	1,775	5	13,704	9	39,923
Real estate – commercial	7	63,592	7	64,784	10	68,359
Construction	17	121,612	20	131,917	18	83,525

Total mortgages	46	364,241	53	382,481	57	340,648

Bridge loans	3	4,468	4	5,106	6	18,846

Total loan principal (1)	49	368,709	57	387,587	63	359,494
(1) Excludes specific loan loss provision

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

g)	Geographic distribution of loan principal

The following table indicates the geographical distribution of the Company’s mortgage loans:

	June 30, 2009			December 31, 2008			June 30, 2008
	Number of loans	Principal Outstanding		Number of loans	Principal Outstanding		Number of loans	Principal Outstanding
				$			$		$
British Columbia	17	153,611	42%	17	151,096	40%	21	161,388	47%
Prairies	23	156,828	43%	29	183,217	48%	33	157,878	46%
Ontario	6	53,802	15%	7	48,168	12%	3	21,382	7%
Total mortgage loans(1)	46	364,241	100%	53	382,481	100%	57	340,648	100%
(1) Excludes specific loan loss allowances.

h)	Non-recourse loan syndication

In April 2009, certain of the Company’s loans receivable were individually syndicated to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party holds the senior position and Quest the subordinated position. The senior position earns interest at the contractual interest rate inherent in the loan with a term equal to the remaining term in the loan receivable.

At the Company’s discretion, it may exercise an option to repurchase the senior position at principal plus accrued interest.  Accordingly, under CICA Accounting Guideline 12, Transfer of Receivables, the Company is deemed to have retained effective control over the loan receivables.  As a result, the Company has presented the senior position of $28,394, net of deferred fees, separately from the loan receivable of $93,870 using a gross rather than net presentation basis.

The Company amortizes the placement fee associated with this syndication over the remaining term inherent in the loans receivable.

	June 30, 2009	December 31, 2008	June 30, 2008
	$	$	$
Non-recourse loan syndication	28,581	-	-
Less: unamortized balance of deferred fees	(187)	-	-
	28,394	-	-

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

7       PREMISES AND EQUIPMENT AND INTANGIBLE ASSETS

	June 30, 2009			December 31, 2008	June 30, 2008
Premises & equipment	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
	$	$	$	$	$
Land	35	-	35	35	35
Leasehold improvements	631	326	305	371	430
Computer equipment	500	347	153	215	225
Office equipment	204	96	108	123	124
	1,370	769	601	744	814

Amortization included in the net loss for the six month period is $139 (2008 - $146).

Intangible assets	June 30, 2009			December 31, 2008	June 30, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
	$	$	$	$	$
Computer software	208	56	152	118	115

Amortization included in the net loss for the six-month period is $35 (2008 - $nil).

8          REVOLVING DEBT FACILITY

In January 2008, the Company entered into a two-year revolving debt facility syndicated among three Canadian chartered banks for a maximum borrowing of $88,000. In December 2008, the Company amended the terms of the agreement and reduced the facility limit to $70,000.  In May 2009 the facility was further reduced to $55,000 and to a maximum of $39,600 in June 2009.  The maximum borrowing amount reduces with loans repaid.  The facility bears interest based on prime rate plus an increment and is collateralized by the Company’s loan portfolio.

As at June 30, 2009, no funds were drawn down under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the facility which is due to mature in January 2010. As at June 30, 2009, the Company was in compliance with all required financial covenants under the revolving debt facility.

	June 30, 2009	December 31, 2008	June 30, 2008
	$	$	$
Revolving debt facility drawn	-	50,860	66,510
Less: unamortized balance of financing costs(1)	-	(707)	(500)
	-	50,153	66,010
(1) At June 30, 2009 $405 of deferred costs are included in other assets.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

9       ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.  The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in note 5.

A reconciliation of the asset retirement obligation is as follows:

	June 30, 2009	December 31, 2008	June 30, 2008
	$	$	$
Balance - beginning of period	459	572	572
Liabilities settled	(79)	(135)	(83)
Accretion expense	14	35	17
Revision in estimated cash flows	-	(123)	-
Foreign exchange	(18)	110	16
Balance - end of period	376	459	522

10    SHARE CAPITAL

a)	Authorized

     Unlimited first and second preferred shares
     Unlimited common shares without par value

b)	Cumulative 13.50% First Preferred Shares, Series A issued and outstanding (classified as liabilities)

	June 30, 2009	December 31, 2008	June 30, 2008
	$	$	$
Preferred share liability	40,000	40,000	-
Less: unamortized balance of financing costs	(993)	(1,276)	-
Net liability	39,007	38,724	-

Number of shares outstanding	20,000,000	20,000,000	-

The First Preferred Shares, Series A expire on December 31, 2010. Prior to January 11, 2010, the preferred shares are redeemable and retractable at the Company’s or holder’s option, with consent of the Company’s lenders (note 8) and after such date no consent is required (note 16 – “Liquidity and Liquidity Risks”).  The redemption or retraction price is equal to the issue price plus all accrued and unpaid dividends. As the preferred shares are not convertible and are mandatorily retractable with a prescribed cumulative dividend, they have been classified as a liability on the balance sheet.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Dividends are payable on a quarterly basis at a rate of 13.5% per annum. Dividend payments are recorded as interest expense in net income (loss).  The preferred shareholders, after payment of dividends at the prescribed rate of 13.5% per annum and the payment of an equivalent amount of dividends to common shareholders, have the right to participate pari passu in any additional dividends payable to common shareholders.

By way of a Dividend Payment Agreement dated March 30, 2009, the Company has the option to pay declared preferred share dividends in common shares (note 10(c)).

c)	Common shares issued and outstanding

	Number of shares	Amount
		$
Common Shares
Opening balance – January 1, 2009	146,789,711	207,161
Issued from treasury – agent’s fee on preferred share issuance	1,404,762	1,180
Issued from treasury – preferred share dividend (note 10(b))	2,141,435	1,361
Returned to treasury – expiry of sunset clause (note 10(e))	(442,709)	(446)
Closing balance – June 30, 2009	149,893,199	209,256

On January 15, 2009, the Company issued 1,404,762 shares for $1,180 as an agent’s fee on the issuance of the First Preferred shares (note 10(b)).

On April 9, 2009, the Company issued 2,141,435 shares for $1,361 to the holders of the Company’s First Preferred shares in settlement of the March 31, 2009 declared dividend.

On June 30, 2009 pursuant to the sunset clause included in the terms of the 2003 Plan of Arrangement (the “Arrangement”), 442,709 shares of the Company were returned to treasury for cancellation at an assigned value of $1.01 per share.  The shares had been held in escrow by the Company’s transfer agent as their owners did not exchange their shares of predecessor companies for common shares of the Company tendered as part of the Arrangement.  The offsetting credit has been recorded in contributed surplus.

On July 2, 2009, the Company issued 1,571,135 shares for $1,346 to the holders of the Company’s First Preferred shares in settlement of the June 30, 2009 declared dividend.

d)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

The change in stock options outstanding for the period was as follows:

	Number of options	Weighted average exercise price
Opening balance – January 1, 2009	5,274,664	$2.55
Granted	250,000	1.05
Cancelled	(1,610,197)	2.48

Closing balance – June 30, 2009	3,914,467	$2.48

Options exercisable – June 30, 2009	3,024,739	$2.64

The following table summarizes information about stock options outstanding and exercisable at June 30, 2009:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
		$		$	$
0.00 to 1.49	250,000	4.89	1.05	20,830	1.05
1.50 to 1.99	350,000	3.91	1.99	145,820	1.99
2.00 to 2.49	1,371,664	2.53	2.20	1,027,804	2.24
2.50 to 2.99	785,306	3.39	2.65	785,306	2.65
3.00 to 3.49	1,157,497	2.66	3.16	1,044,979	3.15
	3,914,467	3.02	2.48	3,024,739	2.64

e)	Contributed surplus

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
	$	$
Balance – beginning of period	8,154	7,954
Stock-based compensation expense	113	313
Expiry of sunset clause (note 10(c))	447	447

Balance – end of period	8,714	8,714

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

11          INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

a) The provision for income taxes consists of the following:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	$	$	$	$
Current
Canada	-	(26)	-	23
United States	22	(10)	116	5
Total current expense (recovery)	22	(36)	116	28

Future
Canada	(1,674)	570	(963)	934
United States	(41)	(7)	(163)	(50)
Total future (recovery) expense	(1,715)	563	(1,126)	884
Total income tax (recovery) expense	(1,693)	527	(1,010)	912

   The significant components of the future income tax assets and liabilities are as follows:

	June 30, 2009	December 31, 2008	June 30, 2008
	$	$	$
Non-capital loss carry-forwards	4,037	2,753	524
Capital loss carry-forwards	7,647	7,935	7,837
Premises and equipment	2	9	13
Other	2,255	2,613	2,871
	13,941	13,310	11,245
Valuation allowance	(8,034)	(8,366)	(8,264)

Future income tax asset	5,907	4,944	2,981

Deferred gain and other	646	841	879
Future tax liability	646	841	879

b)	The Company has non-capital losses to reduce future taxable income in Canada of approximately $13,526. These losses will expire in 2015 ($6,727), 2028 ($2,478) and 2029 ($4,321).

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

12      RELATED PARTY TRANSACTIONS

a)	Included in accounts payable and accrued liabilities as at June 30, 2009 is $216 due to employees and officers for bonuses payable (December 31, 2008 - $50, June 30, 2008 - $1,951).

b)
For the six months ended June 30, 2009, the Company paid $56 (June 30, 2008 – $nil) for administration services to a party related by virtue of having certain directors and officers in common.  The Company was also reimbursed $55 (June 30, 2008 – $20) in office and premises costs by the same related party, of which $18 (December 31, 2008 - $11, June 30, 2008-$nil) is included in accounts receivable.

c)	For the six months ended June 30, 2009, the Company received $14 (June 30, 2008 - $13) in syndication fees from parties related by virtue of having certain directors and officers in common.

d)
Included in accounts payable and accrued liabilities as at June 30, 2009 is $43 (December 31, 2008 - $39, June 30, 2008 - $40) in co-lender interest payable to parties related by virtue of having certain directors and officers in common.

13          COMMITMENTS AND CONTINGENCIES

a)	Surety bond guarantees of $564 (US$486) have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)	The Company has entered into operating leases for office premises and other commitments. Annual payments required are approximately as follows:

$
2009	341
2010	586
2011	423
2012	423
2013	25

c)	Other commitments and contingencies are disclosed in note 6(e).

14       INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at June 30, 2009, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $214. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $214.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

The carrying amounts of assets and liabilities in the following tables are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates:

June 30, 2009	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	35,362	244,882	84,965	3,500	-	(6,257)	362,452
Total liabilities and equity	-	26,082	2,500	40,000	-	293,870	362,452
Difference	35,362	218,800	82,465	(36,500)	-	(300,127)	-
Cumulative difference	35,362	254,162	336,627	300,127	300,127	-	-
Cumulative difference as a percentage of total assets	9.8%	70.1%	92.9	82.8%	82.8%	-	-

December 31, 2008	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	50,156	164,621	101,590	71,220	-	(3,332)	384,255
Total liabilities and equity	50,860	-	-	40,000	-	293,395	384,255
Difference	(704)	164,621	101,590	31,220	-	(296,727)	-
Cumulative difference	(704)	163,917	265,507	296,727	296,727	-	-
Cumulative difference as a percentage of total assets	(0.2%)	42.7%	69.1%	77.2%	77.2%	-	-

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

June 30, 2008	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non – Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	44,990	173,451	53,732	82,592	-	11,774	366,539
Total liabilities and equity	66,510	-	-	-	-	300,029	366,539
Difference	(21,520)	173,451	53,732	82,592	-	(288,255)	-
Cumulative difference	(21,250)	151,931	205,663	288,255	288,255	-	-
Cumulative difference as a percentage of total assets	(5.8%)	41.4%	56.1%	78.6%	78.6%	-	-

15          FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market.  Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

The fair values of cash deposits are assumed to approximate their carrying values due to their short-term nature.

The fair values of loan principal reflects changes in the general level of interest rates that have occurred since the loans were originated, net of any allowances for loan losses. These instruments lack an available trading market and are not typically exchanged. They have been valued assuming they will not be sold. The fair values are not necessarily representative of the amounts realizable in an immediate settlement of the instrument. For variable rate loans, the fair value approximates their carrying values since these instruments reprice to market frequently. For fixed rate loans, fair value is determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks.

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments.

	June 30, 2009		December 31, 2008		June 30, 2008
	Carrying value	Fair value	Carrying value	Fair Value	Carrying value	Fair Value
	$	$	$	$	$	$
Assets
Cash deposits	3,136	3,136	1,621	1,621	3,101	3,101
Restricted cash	1,911	1,911	4,014	4,014	8,763	8,763
Loan principal	348,711	348,921	373,852	372,757	359,494	359,494

Liabilities
Preferred share liability	40,000	40,000	40,000	40,000	-	-
Non-recourse loan syndication	28,582	28,582	-	-	-	-
Revolving debt facility	-	-	50,860	50,860	66,510	66,510

16          CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations.  The Company continually monitors its capital position to ensure these objectives are met.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at June 30, 2009, the Company was in compliance with its revolving debt facility covenants.

At June 30, 2009, management considers the Company’s capital to comprise revolving debt of $nil, preferred share net liability of $39,007 and all components of shareholders’ equity which amount to $290,957 for a total of $329,964.

Commencing in 2008, the Company’s dividend policy is to distribute sufficient dividends to shareholders throughout the fiscal year and within 90 days thereafter to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against taxable income.  The Company’s dividend policy is further described in the Company’s management’s discussion and analysis for the six months ended June 30, 2009.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;
•	emphasis on borrowers’ experience;
•	local and regional diversification of mortgages;
•	diversification of the loan portfolio by asset type;
•	the investigation of the creditworthiness of all borrowers;
•	the employment of qualified and experienced loan originators and underwriters;
•	allocation of the responsibility of the loan to two Quest employees which allow for peer review;
•	physical inspection of the property;
•	review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;
•	continuous written status updates provided on the business plans and if applicable, construction progress;
•
the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

As a result of the recent changes to the credit markets and the Company’s focus on loan remediation and the collection of loans, senior management has implemented several additional procedures as well as heightening others.  These include:

•	The formation of a remediation team who focus on the identification and remediation of problem loans;
•
Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

•	Frequent physical inspection of the properties by loan remediation team members;

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

•	Engaging new legal counsel, realtors, and other professionals;
•	Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and
•	Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which comprise three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at June 30, 2009, the largest loan in the Company’s loan portfolio was $29 million (8% of the Company’s loan portfolio) and is considered impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company may syndicate a portion of its loans as part of its liquidity risk management.

As at June 30, 2009, the Company had no drawings on its revolving debt facility and had future loan commitments to borrowers of up to $27.7 million.  Currently, $39.6 million is available under its revolving debt facility. The amount available under this facility decreases with loan repayments received by the Company. The facility is set to expire in January 2010 and the Company does not anticipate any non-compliance with its covenants, namely minimum equity, and tangible assets to debt ratios.

The Company’s preferred share liabilities have a mandatory redemption in December 2010 and retraction and redemption privileges with the consent of the lenders prior to the expiry of the revolving debt facility in January 2010. Lender consent is not required upon the expiry of the revolving debt facility provided the debt is extinguished.  The Company is obligated to retract the preferred shares only if more than 66 2/3% of the then issued and outstanding preferred shareholders provide a retraction notice.  As there are five preferred shareholders, four out of the five preferred shareholders would have to provide a retraction notice to be more than 66 2/3%. The Company is negotiating with the preferred shareholders to amend the terms of the preferred shares including the retraction and redemption privileges.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at June 30, 2009, 23% of the Company’s loan portfolio, or $85.0 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult. The current adverse economic climate is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

In addition, the Company has initiated a number of procedures to assist in its liquidity management during 2009 including:

•	restricting loan advances to existing lending obligations and protective disbursements and a commitment to not fund any new loans;
•	syndication of existing loans and where necessary using a senior and subordinate priority structure whereby Quest will hold the subordinate portion;
•	obtaining the agreement of preferred shareholders to enable the Company to settle their dividend payments in common shares of the Company, at the discretion of the Company.

As a result of these initiatives and projections, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.  Given the economic climate and the delays in repayment of some of the Company’s loans, management continue to forecast expected cashflows, while considering current requirements and various liquidity management tools which are available.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.  As at June 30, 2009, the Company had 3 variable rate loans priced off the bank prime rate with an aggregate principal of $35.4 million and 46 fixed-rate loans with an aggregate principal of $333.3 million.

17        SEGMENTED INFORMATION

The Company principally has one operating segment, which is the provision of mortgage financings.  The Company’s geographic location is Canada.

18        SUPPLEMENTAL CASH FLOW INFORMATION

a) Cash received or paid:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	$	$	$	$
Interest received (non-loan)	4	88	18	342
Interest paid	73	601	397	920
Income tax instalments	28	-	61	67

b) Non-cash financing and investing activities:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	$	$	$	$
Common shares issued as agent’s fee	-	-	1,180	-
Common shares issued for preferred share dividend	1,361	-	1,361	-

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2009 with comparative figures for December 31, 2008 and June 30, 2008
(Expressed in thousands of Canadian dollars)

19       FUTURE ACCOUNTING CHANGES

The CICA’s Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments – Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Company’s annual fiscal year ending December 31, 2009.

The AcSB also amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the interest rate used to determine the impairment loss. The amendment will be effective for interim periods ending after August 20, 2009.

The CICA has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011.  Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010.

20       EMPLOYEE TERMINATION COSTS

In connection with a reorganization of the Company’s executive and other employees undertaken in April and May 2009, the Company incurred one time salary and related benefit costs of $1,499.

21       SUBSEQUENT EVENT

On July 2, 2009, the Company issued 1,571,135 common shares in payment of its June 30, 2009 declared dividend of $1,346 on the Cumulative 13.5% First Preferred Shares, Series A.  Refer to notes 10 (b) and (c).